Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-218604-02

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy, these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 9, 2018.

Pricing Supplement No. A242 to the Underlying Supplement dated April 19, 2018, the Product Supplement No. I-C dated June 30, 2017, the Prospectus Supplement and Prospectus dated June 30, 2017

$

Leveraged iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the iShares® MSCI Emerging Markets ETF (which we refer to as the underlier) as measured from and including the trade date to and including the determination date (expected to be between 13 and 15 months after the trade date). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and which may be higher or lower than the actual closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,203.80 and $1,239.60 for each $1,000 face amount of your notes). If the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (i.e., the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 200% times (c) the underlier return, such sum subject to the maximum settlement amount; or

●	if the underlier return is zero or negative (i.e., the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Investing in the notes involves a number of risks. See “Additional Risk Factors Specific To Your Notes” beginning on page PS-10 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	, 2018	Original issue price*:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The original issue price for certain investors will be between 98.87% and 100% of the face amount, reflecting a foregone underwriting discount with respect to such notes; please see “Supplemental plan of distribution (conflicts of interest)” on PS-5 of this pricing supplement.

We or one of our affiliates will pay an underwriting discount of up to $11.30 per $1,000 face amount of the notes ($ in the aggregate), resulting in net proceeds to the issuer of between $988.70 and $1,000 per $1,000 face amount of the notes ($ in the aggregate).

For more detailed information, please see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date will be between $960 and $988.60 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the trade date. See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated July , 2018.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the underlying supplement dated April 19, 2018, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Underlying Supplement dated April 19, 2018: https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

●	Product Supplement No. I-C dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006317/dp77785_424b2-ic.htm

●	Prospectus Supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

PS-3

Key Terms

Issuer: Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Underlier: the iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP <Equity>”). For more information on the underlier, see “The Underlier” herein.

Underlying index: the MSCI Emerging Markets Index, as maintained by MSCI Inc.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return relative to your initial investment than indicated below. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes: please refer to “Material U.S. Federal Income Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

●	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

●	if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return.

Initial underlier level: the closing level or an intraday level of the underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of the underlier on the trade date.

Final underlier level: the closing level of the underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-24 of the accompanying product supplement.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage.

Upside participation rate: 200%

Cap level (to be set on the trade date): expected to be between 110.19% and 111.98% of the initial underlier level.

Maximum settlement amount (to be set on the trade date): for each $1,000 face amount of the notes, expected to be between $1,203.80 and $1,239.60.

Trade date:

Original issue date (to be set on the trade date): a specified date that is expected to be the fifth scheduled business day following the trade date.

Determination date (to be set on the trade date): a specified date that is expected to be between 13 and 15 months after the trade date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the second scheduled business day after the determination date, subject to postponement as described under “Description of the

PS-4

Securities — Postponement of calculation dates” on page PS-22 of the accompanying product supplement. If the stated maturity date is not a business day, the stated maturity date will be postponed to the next following business day. Notwithstanding anything to the contrary set forth in the accompanying product supplement, if the determination date is postponed as provided under “Determination date” above, the stated maturity date will be postponed to the second business day following the determination date as postponed.

No interest: the offered notes will not bear interest.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: the offered notes will not be subject to redemption.

Closing level: as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Business day: as described under “Description of the Securities — Certain definitions” on page PS-19 of the accompanying product supplement.

Trading day: as described under “Description of the Securities — Certain definitions” on page PS-22 of the accompanying product supplement.

Use of proceeds and hedging: as described under “Supplemental Use of Proceeds and Hedging” on page PS-16 of the accompanying product supplement.

ERISA: as described under “ERISA Considerations” on page PS-41 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.13% of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 98.87% and 100.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes may be as low as 0.00%.).

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than two business days after the trade date, purchasers who wish to transact in the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent: Credit Suisse International

CUSIP no.: 22550BUS0

ISIN no.: US22550BUS05

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

PS-5

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Final level	Final underlier level
Initial level	Initial underlier level
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Underlier
Underlying return cap[1]	Cap level
Underlying return	Underlier return

In addition, with respect to the Leveraged iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes, please refer to Key Terms above for the following terms: upside participation rate and maximum settlement amount.

1 “Underlying return cap” in the accompanying product supplement is expressed as a percentage increase from the initial underlier level to the final underlier level, whereas the “cap level” used in this pricing supplement is expressed as a percentage of the initial underlier level.

PS-6

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be.

The following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000 per note
Upside participation rate	200%
Cap level	110.19% of the initial underlier level
Maximum settlement amount	$1,203.80 per note
A market disruption event does not occur on the originally scheduled determination date and the originally scheduled determination date is a trading day.
No change in or affecting the underlier, any of the equity securities comprising the underlier or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index.
Notes purchased on the original issue date at the face amount and held to the stated maturity date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. The actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts per $1,000 face amount of notes, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level).

PS-7

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (per $1,000 Face Amount of Notes)
200%	$1,203.80
140%	$1,203.80
130%	$1,203.80
120%	$1,203.80
115%	$1,203.80
110.19%	$1,203.80
105%	$1,100
102%	$1,040
100%	$1,000
95%	$950
90%	$900
85%	$850
75%	$750
50%	$500
25%	$250
0%	$0

If, for example, the final underlier level were determined to be 25% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be $250 per $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). Alternatively, if the final underlier level were determined to be 200% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount of $1,203.80 per $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 110.19% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than the initial underlier level (the section left of the 100% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than $1,000 per $1,000 face amount of your notes (the section below the $1,000 marker on the vertical axis). The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to the cap level (the section right of the cap level marker on the horizontal axis) would result in a capped return on your investment.

PS-8

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical closing levels for the underlier on the determination date and on assumptions that may prove to be inaccurate. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — Unpredictable economic and market factors may affect the value of the securities prior to maturity” on page PS-8 of the accompanying product supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

PS-9

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The initial underlier level will be the closing level or an intraday level of the underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the initial underlier level may not be based on the closing level of the underlier on the trade date. The initial underlier level may be higher or lower than the actual closing level of the underlier on the trade date.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the stated maturity date until the trade date, so you will not know the exact term of, or the determination date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the stated maturity date range described in “Key Terms” herein or as long as the longer end of the stated maturity date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the range. The stated maturity date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the stated maturity date range, rather than the shorter end of the stated maturity date range.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level of the underlier on the determination date. If the final underlier level is less than the initial underlier level, you will have a loss, for each $1,000 of the face amount of your notes, equal to the product of (a) $1,000 times (b) the underlier return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

PS-10

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

The Probability that the Final Underlier Level Will Be Less Than the Initial Level Will Depend on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the underlier. The greater the expected volatility with respect to the underlier on the trade date, the higher the expectation as of the trade date that the final underlier level could be less than the initial level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlier as of the trade date. The volatility of the underlier can change significantly over the term of the notes. The level of the underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the underlier and the potential to lose a significant amount of your principal at maturity.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final underlier level is greater than the initial underlier level, for each $1,000 face amount of the notes, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any of the Equity Securities Comprising the Underlier

Investing in the notes will not make you a holder of any of the equity securities comprising the underlier. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the issuers of, or any other rights with respect to, the equity securities comprising the underlier. The cash settlement amount will be paid in cash and you will have no right to receive delivery of any equity securities comprising the underlier.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes

PS-11

purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Foreign Securities Markets Risk

Some or all of the assets included in the underlier are issued by or linked to the value of foreign companies and trade in foreign securities markets. Investments in the notes therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, foreign companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The equity securities included in the underlier may be more volatile than domestic equity securities and may be subject to different political, market, economic, exchange rate, regulatory and other risks, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of foreign countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the values of the equity securities included in the underlier, and therefore the performance of the underlier and the value of the notes.

There are Risks Associated with the Underlier

Although shares of the underlier are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market. The underlier is subject to management risk, which is the risk that the underlier’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the underlier’s investment strategy or otherwise, the investment advisor for the underlier may add, delete or substitute the assets held by the underlier. Any of these actions could adversely affect the price of the shares of the underlier and consequently the value of the notes.

Further, under continuous listing standards adopted by the NYSE Arca, the underlier will be required to confirm on an ongoing basis that the components of the underlying index satisfy the applicable listing requirements. In the event that the underlying index does not comply with the applicable listing requirements, the underlier would be required to rectify such non-compliance by requesting that MSCI Inc. modify the underlying index, adopting a new underlying index or obtaining relief from the Securities and Exchange Commission. There can be no assurance that MSCI Inc. would so modify the underlying index or that relief would be obtained from the Securities and Exchange Commission and, therefore, non-compliance with the continuous listing standards may result in the underlier being delisted by the NYSE Arca.

The Performance and Market Value of the Underlier, Particularly During Periods of Market Volatility, May Not Correlate to the Performance of the Underlying Index

The underlier will generally invest in all of the equity securities included in the underlying index but may not fully replicate the underlying index. There may be instances where the underlier’s investment advisor may choose to overweight a stock in the underlying index, purchase securities not included in the underlying index that the investment advisor believes are appropriate to substitute for a security included in the underlying index or utilize various combinations of other available investment techniques. In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index. Finally, because the shares of the underlier are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

During periods of market volatility, securities held by the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of

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market participants to create and redeem shares in the underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlier. As a result, under these circumstances, the market value of shares of the underlier may vary substantially from the net asset value per share of the underlier. For these reasons, the performance of the underlier may not correlate with the performance of the underlying index. For additional information on the underlier, see the information set forth under “The Underlier” herein.

Emerging Markets Risk

The underlier and the underlying index are exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of the notes.

Currency Exchange Risk

Because the prices of the equity securities included in the underlier are converted into U.S. dollars for purposes of calculating the level of the underlier, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the underlier trade. Currency exchange rates may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes in currency exchange rates, including changes in liquidity and prices, can occur within very short periods of time. Currency exchange rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the equity securities included in the underlier, the level of the underlier and the value of the notes.

Hedging and Trading Activity

We, any dealer or any of our or their respective affiliates may carry out hedging activities related to the notes, including in the underlier or instruments related to the underlier. We, any dealer or any of our or their respective affiliates may also trade in the underlier or instruments related to the underlier from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the notes could adversely affect our payment to you at maturity.

The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components, and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

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Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not

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provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Anti-Dilution Protection is Limited

The calculation agent will make anti-dilution adjustments for certain events affecting the underlier. However, an adjustment will not be required in response to all events that could affect the underlier. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments” in the accompanying product supplement.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes. In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of your notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public.” Therefore, in addition to the level of the underlier, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

•	the expected and actual volatility of the underlier;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities comprising the underlier;

•	interest and yield rates in the market generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities comprising the underlier or markets generally and which may affect the level of the underlier; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are treated as “open transactions.” If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes described herein is respected, there is a substantial risk that a note will be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

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THE UNDERLIER

We have derived all information contained herein regarding the iShares® MSCI Emerging Markets ETF, including, without limitation, information concerning its composition, method of calculation, changes to its components and its historical closing values, from publicly available information. We have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, BlackRock Fund Advisors (“BFA”), which maintains and manages the iShares® MSCI Emerging Markets ETF and acts as the investment advisor to the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is developed, calculated and maintained by BFA.

The iShares® Trust (“iShares®”) is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets ETF. The iShares® MSCI Emerging Markets ETF is an investment portfolio maintained and managed by iShares®. BFA, the investment advisor to the iShares® MSCI Emerging Markets ETF, is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a wholly-owned subsidiary of BlackRock, Inc. Information filed by iShares® with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 033–97598 and 811–09102. Shares of the iShares® MSCI Emerging Markets ETF are listed on the NYSE Arca under ticker symbol “EEM.”

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the underlier based on the underlier’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the underlier and a set of other specified iShares® funds (the “funds”) as follows: 0.75% per annum of the aggregate net assets of the funds less than or equal to U.S. $14.0 billion, plus 0.68% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $14.0 billion up to and including U.S. $28.0 billion, plus 0.61% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $28.0 billion up to and including U.S. $42.0 billion, plus 0.54% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $42.0 billion up to and including U.S. $56.0 billion, plus 0.47% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $56.0 billion up to and including U.S. $70.0 billion, plus 0.41% per annum of the aggregate net assets of the funds on amounts in excess of U.S. $70.0 billion up to and including U.S. $84.0 billion, plus 0.35% per annum of the aggregate net assets of the funds in excess of U.S. $84.0 billion. As of March 31, 2018, the aggregate expense ratio of the underlier was 0.69% per annum.

You, as an investor in the notes, should make your own investigation into iShares®, BFA and the iShares® MSCI Emerging Markets ETF. iShares® and BFA are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. BFA and iShares® have no obligation to continue to publish the iShares® MSCI Emerging Markets ETF and may discontinue or suspend publication of the iShares® MSCI Emerging Markets ETF at any time in their sole discretion.

For additional information regarding iShares®, BFA and the iShares® MSCI Emerging Markets ETF, please consult the prospectus dated December 29, 2017 (as revised May 15, 2018) for the iShares® MSCI Emerging Markets ETF and the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended August 31, 2017) and other information iShares® files with the SEC. In addition, information about iShares® and the iShares® MSCI Emerging Markets ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. We have not conducted any independent review or due diligence of any publicly available information with respect to iShares®, BFA or the iShares® MSCI Emerging Markets ETF. Information from outside sources, including information contained on the iShares® website at us.ishares.com/product_info/fund/overview/EEM.htm, is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus.

We cannot give any assurance that all events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available information described herein) that may affect the level of the iShares® MSCI Emerging Markets ETF, including on the Trade Date, have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of, or failure to disclose, material future events concerning iShares®, BFA or the iShares® MSCI Emerging Markets ETF could affect the cash settlement amount payable on the notes, and therefore, the market value of the notes in any secondary market.

The iShares® MSCI Emerging Markets ETF

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, as reported by Bloomberg under the ticker symbol “NDUEEGF.” The MSCI Emerging Markets Index

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is designed to measure equity market performance in the global emerging markets. As of August 31, 2017, the MSCI Emerging Markets Index consisted of securities from the following 24 emerging market countries: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, the Philippines, Poland, Qatar, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates. The MSCI Emerging Markets Index may include large- and mid-capitalization companies, primarily in the consumer discretionary, financials and information technology sectors. For additional information about the MSCI Emerging Markets Index, see “The Reference Indices — The MSCI Indices — The MSCI Emerging Markets Index” in the accompanying underlying supplement. For information concerning the methodology of the iShares® MSCI Emerging Markets ETF, please refer to “The iShares® ETF Methodology” below.

The following tables display the top holdings and weightings by industry sector of the underlier. (Sector designations are determined by BFA using criteria it has selected or developed. ETF advisors and index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between ETFs or indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or ETFs.) We obtained the information in the tables below from the underlier’s website without independent verification.

iShares® MSCI Emerging Markets ETF Top Ten Holdings as of March 31, 2018

ETF Stock Issuer	Percentage (%)
TENCENT HOLDINGS LTD	5.38%
SAMSUNG ELECTRONICS LTD	4.04%
ALIBABA GROUP HOLDING LTD	3.83%
TAIWAN SEMICONDUCTOR MANUFACTURING	3.73%
NASPERS LIMITED N LTD	1.94%
CHINA CONSTRUCTION BANK CORP (HONG KONG)	1.57%
INDUSTRIAL AND COMMERCIAL BANK OF CHINA (HONG KONG)	1.15%
BAIDU ADR REPTG INC CLASS A	1.11%
CHINA MOBILE LTD	1.02%
PING AN INSURANCE (GROUP) CO OF CHINA	0.96%
Total	24.73%

iShares® MSCI Emerging Markets ETF Weighting by Sector as of March 31, 2018ǂ

Sector	Percentage (%)
Information Technology	27.58%
Financials	23.94%
Consumer Discretionary	9.45%
Materials	7.31%
Energy	7.16%
Consumer Staples	6.39%
Industrials	5.16%
Telecommunication Services	4.54%
Health Care	2.82%
Real Estate	2.80%
Utilities	2.36%
Cash and/or Derivatives	0.49%
Total	100%

ǂ It has been announced that the Global Industry Classification Structure, which MSCI Inc. utilizes to classify the constituents of the underlying index, is expected to be updated in September 2018. Please see “―The MSCI® Emerging Markets Index” below for additional information about these updates.

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iShares® MSCI Emerging Markets ETF Weighting by Country as of March 31, 2018

Country	Percentage (%)
China	29.82%
Korea (South)	15.02%
Taiwan	11.64%
India	8.06%
Brazil	7.44%
South Africa	6.72%
Russian Federation	3.59%
Mexico	2.91%
Malaysia	2.47%
Thailand	2.41%
Other	9.92%
Total	100%

The iShares® ETF Methodology

Investment Objective and Strategy

The iShares® MSCI Emerging Markets ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the publicly traded securities that are included in the MSCI Emerging Markets Index. To accomplish this, the iShares® MSCI Emerging Markets ETF employs a representative sampling strategy (as described below under “— Representative Sampling”) to track the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets ETF generally invests at least 90% of its assets in the securities, or depositary receipts representing such securities, that are included in the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets ETF may invest the remainder of its assets in securities not included in the MSCI Emerging Markets Index but which BFA believes will help the iShares® MSCI Emerging Markets ETF track MSCI Emerging Markets Index, and in other investments, including futures, options and swaps contracts related to the MSCI Emerging Markets Index as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates. Furthermore, the iShares® MSCI Emerging Markets ETF may lend securities representing up to one-third of the value of the iShares® MSCI Emerging Markets ETF’s total assets (including the value of the collateral received).

Notwithstanding the underlier’s investment objective, the return on your notes will not reflect any dividends paid on the underlier shares, on the securities purchased by the underlier or on the securities that comprise the underlying index.

Representative Sampling

The iShares® MSCI Emerging Markets ETF is managed by BFA using a “representative sampling” indexing strategy to track the performance of the MSCI Emerging Markets Index. Under “representative sampling,” the iShares® MSCI Emerging Markets ETF does not necessarily hold all of the securities included in the MSCI Emerging Markets Index. Rather, the iShares® MSCI Emerging Markets ETF invests in a representative sample of securities that collectively has an investment profile similar to the MSCI Emerging Markets Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those included in the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a financial calculation, based on a grouping of financial instruments, that is not an investment product, while the iShares® MSCI Emerging Markets ETF is an actual investment portfolio. The performance of the iShares® MSCI Emerging Markets ETF and the MSCI Emerging Markets Index may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® MSCI Emerging Markets ETF’s portfolio and the MSCI Emerging Markets Index resulting from the iShares® MSCI Emerging Markets ETF’s use of representative sampling or from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Emerging Markets ETF but not to the MSCI Emerging Markets Index. “Tracking error” is the divergence of the performance (return) of the iShares® MSCI Emerging Markets ETF’s portfolio from that of the

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MSCI Emerging Markets Index. BFA expects that, over time, iShares® MSCI Emerging Markets ETF’s tracking error will not exceed 5%. Because the iShares® MSCI Emerging Markets ETF uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

As of March 31, 2018, iShares reported the following average annual returns on the market price of the underlier’s shares and the index. The market price of the underlier’s shares takes into account distributions on the shares and the returns shown account for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date. Underlier shares: 1 year, 25.09%; 3 years, 8.57%; 5 years, 4.63%; 10 years, 2.79%; since inception, 12.09%; index: 1 year, 24.76%; 3 years, 8.76%; 5 years, 5.00%; 10 years, 3.00%; since underlier inception, 12.47%.

Industry Concentration Policy

The iShares® MSCI Emerging Markets ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is concentrated.

The MSCI® Emerging Markets Index

For additional information about the MSCI® Emerging Markets Index, see “The Reference Indices — The MSCI Indices — The MSCI Emerging Markets Index” in the accompanying underlying supplement.

MSCI Inc. divides the companies included in the underlying index into eleven Global Industry Classification Sectors: Financials, Consumer Discretionary, Industrials, Information Technology, Consumer Staples, Materials, Real Estate, Health Care, Telecommunication Services, Utilities and Energy. MSCI Inc. and S&P Dow Jones Indices LLC have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing Telecommunication Services Industry group, as well as the Media Industry group, which is expected to move from the Consumer Discretionary sector and be renamed the Media & Entertainment Industry group. The Media & Entertainment Industry group is expected to contain three industries: Media, Entertainment and Interactive Media & Services. The Media industry is expected to continue to consist of the Advertising, Broadcasting, Cable & Satellite and Publishing sub-industries. The Entertainment industry is expected to contain the Movies & Entertainment sub-industry (which is expected to include online entertainment streaming companies in addition to companies currently classified in such industry) and the Interactive Home Entertainment sub-industry (which is expected to include companies from the current Home Entertainment Software sub-industry in the Information Technology sector, as well as producers of mobile gaming applications). The Interactive Media & Services industry and sub-industry is expected to include companies engaged in content and information creation or distribution through proprietary platforms, where revenues are derived primarily through pay-per-click advertisements, and will include search engines, social media and networking platforms, online classifieds and online review companies.

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HISTORICAL INFORMATION

The historical levels of the underlier should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the underlier on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the underlier will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

For additional information on the iShares® MSCI Emerging Markets ETF, see “The Underlier” herein.

The following graph sets forth the historical performance of the underlier based on its closing levels from January 2, 2013 to July 6, 2018. We obtained the historical information below from Bloomberg, without independent verification.

The closing level of the underlier on July 6, 2018 was $43.41.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

There are no statutory, judicial or administrative authorities that address the U.S. federal income tax treatment of the notes or instruments that are similar to the notes. In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid financial contract that is an “open transaction” for U.S. federal income tax purposes. However, there is uncertainty regarding this treatment. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the trade date.

Assuming this treatment of the notes is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or other disposition.

•	Upon a sale or other disposition (including retirement) of a note, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Subject to the discussion below concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

Even if the treatment of the notes as described herein is respected, there is a substantial risk that your purchase of a note will be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize in respect of your notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period you held your notes, and you would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority under Section 1260, our counsel is not able to opine as to whether or how Section 1260 applies to the notes. You should read the section entitled “Material United States Federal Income Tax Considerations—U.S. Holders—Constructive Ownership Transaction Rules” in the accompanying product supplement for additional information and consult your tax advisor regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the IRS regarding the treatment of the notes, and the IRS or a court might not agree with the treatment described herein. In particular, the IRS could treat the notes as contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized, could be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions in the next paragraph and in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of

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the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the trade date for the notes and it is possible that the notes will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the notes relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-15
United States Federal Tax Considerations	PS-16

Product Supplement No. I-C dated June 30, 2017

Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds and Hedging	PS-16
Description of the Securities	PS-18
The Underlyings or Basket	PS-28
Material United States Federal Income Tax Considerations	PS-30
ERISA Considerations	PS-41
Underwriting (Conflicts of Interest)	PS-43
Notice to Investors	PS-45

Underlying Supplement dated April 19, 2018

The Securities	US-1
The Reference Indices	US-2

Prospectus Supplement dated June 30, 2017

Description of Notes	S-1
Plan of Distribution (Conflicts of Interest)	S-5
Incorporation by Reference	S-13

Prospectus dated June 30, 2017

About This Prospectus	1
Limitations on Enforcement of U.S. Laws	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Use of Proceeds	7
Ratio of Earnings to Fixed Charges	8
Capitalization and Indebtedness	9
Credit Suisse Group	10
Credit Suisse	11
Credit Suisse (USA)	12
Description of Debt Securities	13
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	40
Foreign Currency Risks	43
Description of Warrants	45
Description of Shares	49
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	53
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
ERISA	56
Taxation	58
Plan of Distribution (Conflicts of Interest)	70
Market-Making Activities	73
Legal Matters	74
Experts	75

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$

Credit Suisse

Leveraged iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes due

PS-24